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18005734

SE ... ION

SEC
Mail Processing
Section
MAR 12 2018
Washington DC
408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8- 41940

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CANTONE RESEARCH INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

766 SHREWSBURY AVENUE SUITE 401
(No. and Street)

TINTON FALLS	**NJ**	**07724**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER WALSH **732-450-3500**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WWC, P.C. CERTIFIED PUBLIC ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

2010 PIONEER COURT	**SAN MATEO**	**CA**	**94403**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form

displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **PETER WALSH**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **CANTONE RESEARCH INC.**, as of **DECEMBER 31**, 20 **17**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROBERT W. CROWTHER III
Notary Public
2035084
State of New Jersey
My Commission expires 02/15/2023

Notary Public

Signature

CFO

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CANTONE RESEARCH, INC.

Statement of Financial Condition

December 31, 2017

CANTONE RESEARCH, INC.

December 31, 2017

Table of Contents

WWC, P.C. CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders
of Cantone Research, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cantone Research, Inc. as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Cantone Research, Inc. as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 13 – Correction of Error in the accompanying notes to the Company's financial statements, the Company corrected an error in its statement of financial condition at December 31, 2016. Our audit opinion regarding the financial condition as of December 31, 2017, and the results of operations for the year then ended is not modified as result of this matter.

Basis for Opinion

These financial statements are the responsibility of Cantone Research, Inc.'s management. Our responsibility is to express an opinion on Cantone Research, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cantone Research, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

WWC, P.C.

WWC, P.C.
We have served as Cantone Research, Inc.'s auditor since 2017.

San Mateo, CA
March 1, 2018

CANTONE RESEARCH, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS

Cash	$	573,623
Due from broker		235,211
Commissions receivable, net		180,085
Investments, at fair value		987,937
Advances to registered representatives, net of allowance for doubtful accounts		5,900
Related party receivable		1,000
Prepaid expenses		19,489
Total current assets		2,003,245
Furniture, equipment and leasehold improvements at cost, net of accumulated depreciation		39,229
TOTAL ASSETS	$	2,042,474

LIABILITIES AND STOCKHOLDER'S EQUITY

Commissions payable	$	28,068
Accounts payable and accrued expenses		1,294,321
Securities sold, not yet purchased, at fair value		12,086
TOTAL LIABILITIES		1,334,475
Stockholder's equity		
Common stock, no par value, 1,000 shares authorized, issued and outstanding		50,000
Paid-in capital		3,678,687
Deficit		(3,020,688)
Total stockholder's equity		707,999
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	2,042,474

The accompanying notes are an integral part of these financial statements.

CANTONE RESEARCH, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2017

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Organization

Cantone Research, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Nature of Business

The Company is engaged in a single line of business as an introducing broker-dealer for its clients. The Company is an introducing broker-dealer for its clients and clears its securities transactions on a fully disclosed basis primarily through Wedbush Securities, Inc. ("Wedbush").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America.

Basis of Accounting

The financial statements include all the accounts of the Company. The accompanying financial statements are presented on the accrual basis in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commission

Commission fee income is recognized when the customer has agreed with the Company on the security to be transacted and the amount of commission to be charged, the service has been rendered, at which point there are no outstanding performance obligations due to the customer, and the Company is assured that its commission fee will be received. Transactions in securities, including the related commission revenues and expenses, are recorded on a trade-date basis as securities transactions occur.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting has been completed, and the income is reasonably determinable and is expected to be collectible.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments

Investments are recorded at fair value in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 320, *Investments.* Trading gains and losses, which are composed of both realized and unrealized gains and losses, from all security transactions entered into for the account and risk of the Company are recorded using the specific identification method on a trade-date basis.

Depreciation

The Company provides for depreciation of furniture and equipment on the straight-line method over estimated useful lives of three, five and seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. Company's management performs periodic reviews of the relative credit rating of its banks to lower its risk. The Company had not experienced any losses in such accounts and believes it is not exposed to any significant credit risk. Commission receivable is due primarily from its clearing broker and other financial institutions. The Company has not historically experienced any uncollectible balances from these parties; accordingly, the management has determined that an allowance for credit losses and bad debt is not necessary.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred. There was no advertising expense for the year ended December 31, 2017.

Income Taxes

The Company, with the consent of its sole stockholder, has elected to report as an S corporation for both Federal and New Jersey corporate income tax purposes. In lieu of Federal corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for current year federal income taxes has been included in the financial statements. In New Jersey, "S" corporations pay a reduced rate corporate income tax and are subject to a minimum tax.

The Company follows the provisions of FASB ASC 740, *Income Taxes.* This standard provides guidance on accounting for income taxes, including uncertain tax positions.

No interest and penalties related to income taxes have been recognized in the accompanying financial statements. The Company believes there are no uncertain tax positions. Income tax returns filed or to be filed for years ended December 31, 2011 through 2017 remain open, and are subject to review by applicable tax authorities.

Deferred Rent

Deferred rent, included in accrued expenses, consists of the difference between cash basis rent payments and the straight-line rent expense over the term of the lease.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

The Company has no liabilities subordinated to the claims of general creditors for 2017; consequently, the financial statements do not include the Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

Subsequent Events

The Company has evaluated events and transactions occurring subsequent to the statement of financial condition date of December 31, 2017 for items that should potentially be recognized or disclosed in those financial statements. The evaluation was conducted through March 1, 2018, the date the financial statements were available to be issued.

NOTE 3 – SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 EXEMPTION

The Company operates under the exemptive provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934, as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

NOTE 4 – CLEARING AGREEMENT AND DEPOSIT WITH CLEARING BROKER

The Company has entered into an agreement (the "Clearing Agreement") with Wedbush (the "Clearing Broker") whereby all orders of the Company's customers to buy or sell securities are to be cleared through the Clearing Broker on a fully-disclosed basis. In connection therewith, the Company is required to maintain a collateral account with its Clearing Broker that serves as collateral for any losses that the Clearing Broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. A minimum of $150,000 in cash and marketable securities is required to be deposited with the Clearing Broker as a part of the Clearing Agreement. At December 31, 2017 the amount of that deposit is $1,108,847. The Company has one clearing broker, which is standard in the industry; however, in the event that the clearing broker becomes insolvent, the Company's operations may be materially adversely effected.

NOTE 5 – INVESTMENTS

At December 31, 2017, investments consisted of the following:

	Securities owned, at fair value	Securities sold, but not yet purchased ("shorts") at fair value
Securities, trading - common stock	$ 830,089	$ -
Securities, trading - municipal bonds	135,249	-
Securities, trading - corporation bonds	22,599	136
Other investments	-	11,950
	$ 987,937	$ 12,086

NOTE 6 – FAIR VALUE MEASUREMENT

Fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under market conditions.

In accordance with this guidance, the Company groups its financial assets and financial liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

> Level 1 - Valuation is based on quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.
>
> Level 2 - Valuation is based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.
>
> Level 3 - Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.

For financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2017, the fair value measurements by level within the fair value hierarchy used are as follows:

	Assets and Liabilities at Fair Value as of December 31, 2017			
	Level 1	Level 2	Level 3	Total
Assets				
Securities - common stock	$ 830,089	$ -	$ -	$ 830,089
Securities - municipal bonds	135,249	-	-	135,249
Securities - corporation bonds	22,599	-	-	22,599
Other investments	-	-	-	-
Securities owned	$ 987,937	$ -	$ -	$ 987,937
Liabilities				
Securities sold, not yet purchased - corporation bonds	$ 136	$ -	$ -	$ 136
Options	11,950	-	-	11,950
	$ 12,086	$ -	$ -	$ 12,086

NOTE 6 – FAIR VALUE MEASUREMENT (continued)

Approximately $11,040 in securities that were classified in as Level 3 financial instrument assets in 2016 have been reclassified to Level 1 during 2017; $12,086 in securities that were classified in as Level 3 financial instrument liabilities in 2016 have been reclassified to Level 1 during 2017; management determined that at December 31, 2017, there were active quoted market prices for those financial instruments. Management does not believe there is material counterparty risk related to the financial instruments detailed above as they are quoted securities and the Company may close out such positions at its discretion; accordingly, management does not believe there is credit risk, and related maximum loss for the securities. The financial instrument liabilities are secured by the Company investment assets deposited at its clearing broker.

NOTE 7 – FURNITURE, EQUIPMENT AND IMPROVEMENTS

Fixed assets consisted of the following as of December 31, 2017:

	Useful life (years)	
At Cost:		
Leasehold improvements	3	$ 21,559
Equipment	5	192,447
Motor vehicles	5	18,960
Furniture and fixtures	7	94,004
		$ 326,970
Less: Accumulated depreciation		(287,741)
		$ 39,229

The Company calculates depreciation for its fixed assets using the straight-line method. The Company recorded $8,031 in depreciation expense during 2017.

NOTE 8 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2017, the Company's net capital was $469,543, which was $369,543 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 2.81 to 1 at December 31, 2017.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 under paragraph (k)(2)(ii), which relates to the maintenance of special accounts for the exclusive benefits of customers.

NOTE 9 – LEASES

The Company leases its main office in New Jersey under a lease that expires on December 31, 2018 at the base rate of $7,127 per month. Rental expense for the year ended December 31, 2017 amounted to $78,496. There is no rental security deposit for this office lease.

The Company leases office equipment under a lease that expires in February of 2020 at the rate of $355 per month. Expense for office equipment for the year ended December 31, 2017 amounted to $6,807.

NOTE 9 – LEASES

Future minimum lease payments under the non-cancelable operating leases are as follows:

Year ending December 31,		
2018	$	145,476
2019		36,747
2020		710
	$	182,933

NOTE 10 – 401(k) PLAN

The Company provides a 401(k) profit sharing plan. The Company does not match the contributions by the participating, eligible employees. The Company did not make any profit sharing contributions for the year ended December 31, 2017.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

The Company is subject to claims and legal proceedings which have arisen in the ordinary course of its business. Management follows the accounting guidance relating to contingencies for disclosure and the accrual of amounts which can be estimated and are probable. One action arises from a matter involving a former employee, who has admitted that he committed fraud outside the Company while he was an employee of the Company and several other broker dealers. The Company was named as a co-defendant along with the prior employers of the former employee in the action initiated by the victims of the fraud. The claims were settled in 2013, resulting in a settlement of $800,000 due to the claimants. The Company's insurer paid $500,000 during 2013 and the Company accrued $300,000, which is payable in five annual installments of $60,000 which commenced in December 2013. The Company paid $60,000 in 2017 towards this settlement, leaving the debt satisfied at December 31, 2017.

The Financial Regulatory Agency ("FINRA") filed a formal complaint against the Company and its officers in 2015 in connection with the private placements of securities. An Extended Hearing Panel decided on a fine against the Company in the amount of $225,000, jointly and severally, and ordered the Company to pay costs in the amount of $17,201, jointly and severally. The Company has accrued the fine and costs in full. Both parties appealed the decision to the National Adjudicatory Council and are awaiting the outcome. The FINRA complaint is seeking $6 million in investor restitution. The Extended Hearing Panel did not support this claim. Additionally, the issuer of the securities at issue, has agreed in Federal Court to repay the investors. In light of the judgment against the issuer of the securities, the expected loss to the Company is expected to be minimal at this time.

The New Jersey Bureau of Securities ("Bureau") has filed a lawsuit in New Jersey Superior Court against the Company and affiliates related to the private placement of securities by the Company in 2005 and 2007. To resolve the matter, without admitting liability, the Company agreed to pay customer restitution in the amount of $1,800,000 and a civil monetary penalty of $600,000, both jointly and severally. Per the agreement, $1,100,000 of the restitution was paid during 2017. The remaining $$700,000 has been accrued and is due in December 2018. Additionally, per the agreement, $300,000 of the penalty was paid during 2017. The remaining $300,000 has been accrued and would be waived if the remaining restitution is paid on a timely basis.

The U.S. Securities and Exchange Commission ("SEC") is currently conducting an investigation related to the offering of private securities by the Company. The Company is cooperating with the SEC's investigation. To date, the Company has provided documents and the testimony of its employees to the SEC.

Customer transactions are cleared through a clearing organization on a fully disclosed basis. In the event that customers are unable to fulfill their contractual obligations, the clearing organization may charge the Company for any losses incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customers' obligations. The Company regularly monitors the activity in its customer accounts for compliance with the clearing organization margin requirements.

NOTE 11 – COMMITMENTS AND CONTINGENCIES (continued)

The Company is exposed to the risk of loss on unsettled customer transactions in the event customers and other counterparties are unable to fulfill contractual obligations. Securities transactions entered into as of December 31, 2017 settled with no adverse effect on the Company's financial condition.

The Company is subject to other lawsuits, claims and other legal proceedings in connection with its business. Some of these legal actions include claims for substantial or unspecified compensatory and/or punitive damages. A substantial adverse judgment or other unfavorable resolution of these matters could have a material adverse effect on the Company's Statement of Financial Condition or could cause the Company significant reputational harm. The Company believes, based on its current knowledge and after consultation with counsel, it has adequate legal defenses with respect to these legal proceedings in which it is a defendant or respondent, and the outcome of these pending proceedings is not likely to have a material adverse effect on the Statement of Financial Condition of the Company. However, in light of the uncertainties involved in such matters, the Company is unable to predict the outcome or the timing of the ultimate resolution of these matters or the potential losses, if any, that may result from these matters.

NOTE 12 – RELATED PARTY TRANSACTIONS

The Company sold the entirety of its investment in AG Choice Farm Credit to a related party for $1,000. The receivable was settled subsequent to the date of the statement of financial condition but prior to the issuance of this report; however, for the purpose of this report, the amount has been classified and disclosed as a related party receivable. The sales proceed from the disposition of the investment was equivalent to the carrying value of the investment; accordingly, the Company did not recognize either a gain or a loss on the transaction.

The Company recognized $30,000 in consulting income from Columbia Financial, LLC, a company under common control, during the year ended December 31, 2017. The income from such services was recognized at the time that payment was received in full during 2017.

In 2012, the Company acted as a private placement agent to a client that issued subordinated convertible debt. Cantone Asset Management LLC, a company under common control, was a party to the private placement transaction. The Company recognized residual investment banking income in the amount of $42,500 during the year ended December 31, 2017. The income from such services was recognized at the time that payment was received in full during 2017.

During 2017, the Company recognized $7,300 in investment banking income upon receipt of payment from Cherokee Financial, LLC, a company under common control.

A related party paid $46,343 in legal fees on behalf of the Company during the years ended December 31, 2017. The related party paid the fees with no expectation for repayment by the Company and has forfeited its right to collect from the Company in the future regarding the amounts paid. In accordance to ASC 470-50-40, management has recognized this amount as a debit to its professional fees expenses during the year and the corresponding credit to its additional paid in capital as a capital contribution.

NOTE 13 - CORRECTION OF ERROR

The Company's Management discovered that there was $223,794 in legal fees that were paid on behalf of the Company by six related parties during the year ended December 31, 2016; when the related parties made the payments on behalf of the Company, there was no expectation by the related parties of the Company to repay those related parties; the Company has memorialized in the form of memorandums with those related parties to both understand that these payments will not be repaid by the Company to those related parties, and the related parties forfeit all rights to collect against the Company; the Company's shareholders and board of directors have ratified the management's legal and accounting treatment of such payments as contributed capital; management applies accounting guidance in ASC 470-50-40 and ASC 850-10-15 to recognize and disclose these transactions. The Company's net results of operations for the year ended December 31, 2016 would have been reduced by $223,794 while its paid-in capital would have increased by the same amount.

The table below summarizes the impact of the changes to the Company previously filed financial statements after recognizing the correction of this error as an adjustment.

Cantone Research, Inc.
Financial Condition (Condensed)
At December 31, 2016 (Restated)

	Previously Reported	Adjustment	Restated Amount
TOTAL ASSETS	$ 1,151,466	$ -	$ 1,151,466
Commission payable	44,343	-	44,343
Accounts payable and accrued expenses	521,611	-	521,611
Securities sold, not yet purchased, at fair value	768	-	768
TOTAL LIABILITIES	566,722	-	566,722
Common Stock	50,000	-	50,000
Paid in Capital	1,558,000	223,794	1,781,794
Accumulated Deficit	(1,023,256)	(223,794)	(1,247,050)
TOTAL STOCKHOLDERS' EQUITY	584,744	-	584,744
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,151,466	$ -	$ 1,151,466